

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2025

Scott Kirkland
Chief Financial Officer
Ecolab, Inc.
1 Ecolab Place
St. Paul, MN 55102

      Re: Ecolab, Inc.
          Form 10-K for the fiscal year ended December 31, 2024
          Filed February 21, 2025
          File No. 001-09328

Dear Scott Kirkland:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Industrial Applications and Services